UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For 5 February, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

-               KPN introduces MobielThuis Mobile calls at home for landline rates, dated 5 February 2007.

Press release
KPN introduces MobielThuis Mobile calls at home for landline rates	Date 5 February 2007 Number 008pe

KPN announces the introduction this week of its first mobile ‘home zone’ tariff, MobielThuis. With MobielThuis, phone calls made at home using the mobile are just as cheap as making a call on a landline. For only €7.50 a month on top of your standard monthly mobile subscription, you can phone from home on your mobile at highly competitive rates for all calls. KPN is responding to the desire of an increasing number of people, who would prefer to use just their mobile phone for all calls. The launch of MobielThuis underlines KPN’s ambition to be the market leader in all important segments of the Dutch telecommunications market.

Marco Visser, responsible for KPN’s consumer mobile activities in the Netherlands, said: “It’s logical that for many people the mobile phone will change from just ‘a phone’ to ‘phone number one’. At the end of the day, people call you, not a location, and the mobile phone offers the convenience of one device, one number and one address book. With MobielThuis, we have a particularly attractive proposition for everyone who would prefer to use their mobile for all calls.”

MobielThuis offers highly competitive and transparent rates for all calls from home: calls to a fixed number cost less than 3 eurocents a minute, calls to mobile numbers cost 12 eurocents a minute to all providers, and international calls cost from 7 eurocents a minute. No matter how often you call.

MobielThuis works with every type of mobile phone and can be chosen as a discount option with all current and new KPN Mobile and KPN FlexiBel subscriptions from Thursday, February the 8th.

Everyone who switches to MobielThuis before 31 June 2007 only pays €5 a month instead of €7.50 a month.

The cheaper MobielThuis rates apply as soon as you register for the service via a customer service point, one of KPN’s stores, www.kpn.com or by SMS. You can even set up your own discount MobielThuis ‘home zone’: very handy when you don’t live at the same address the bills are sent to. Based on address, the ‘home zone’ is determined by the closest mobile phone base stations and not only covers your home, but also the surrounding area. The size of the vicinity covered ranges from about 100 metres in an inner city to several kilometres in the countryside.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: February 6, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra Legal Counsel